BROADCAST INTERNATIONAL, INC.

7050 South Union Park Center, Suite 600

Midvale, Utah 84047

(801) 562-2252

May 19, 2011

Sent via EDGAR

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:

Broadcast International, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 11, 2011
File No. 333-172354

Dear Mr. Owings:

Set forth below are the responses of Broadcast International, Inc., a Utah corporation (the “Company,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 2, 2011, with respect to the review of the Company’s Amendment No. 1 to Registration Statement on Form S-1 initially filed with the Commission on April 11, 2011, File No. 333-172354 (the “Registration Statement”).  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

General

1.

We note that you are registering the sale of up to 40,599,961 shares of common stock owned by the selling shareholders, including up to 12,499,980 shares of common stock issuable upon the exercise of certain warrants held by the selling shareholders.  Given the size of the offering relative to the total number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholders – such as Gem Asset Management – as underwriters.  Your indication on page 53 that the “selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be ‘underwriters’ within the meaning of the 1933 Act,” is insufficient.  If you disagree with our determination, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In this regard, please address the

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
May 19, 2011

factors referred to in the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 612.09 available at http://www.sec.gov/divisions/corpfin/guidance/securitisactrules-interps.htm.

Response:

As discussed below, the Company respectfully submits that the transaction described below is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Background of Transaction

On December 17, 2010, we entered into a Placement Agency Agreement with Philadelphia Brokerage Corporation (“PBC”), pursuant to which PBC agreed to act as the exclusive agent of the Company on a “best efforts” basis with respect to the sale of up to a maximum gross consideration of $15,000,000 of units of the Company’s securities.  The units consisted of two shares of our common stock and one warrant to purchase a share of our common stock.  Pursuant to the Placement Agency Agreement, we entered into Subscription Agreements dated December 23, 2010 with select institutional and other accredited investors for the private placement of 12,500,000 units of our securities.  The Subscription Agreements included a purchase price of $1.20 per unit, with each unit consisting of two shares of common stock and one warrant to purchase an additional share of common stock.  The warrants have a term of five years and an exercise price of $1.00 per share.  On December 24, 2010, we completed the equity financing (the “Transaction”).

 In connection with the Transaction and under the terms of the Subscription Agreements, the investors negotiated a provision requiring the Company to prepare and file within 60 days following the issuance of the securities, a registration statement covering the resale of the shares of common stock sold in the financing and the shares of common stock underlying the warrants. If the Company fails to have the registration statement declared effective within 120 days following the date of the filing of the registration statement, the Company will be obligated to issue additional warrants to the investors to purchase an additional 1,250,000 shares for each 30-day period after the deadlines, until either the registration statement is filed or declared effective, as the case may be.

The Shares issued pursuant to the Subscription Agreements were issued to investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Regulation D promulgated thereunder.  In the Subscription Agreements, the investors made specific representations and warranties regarding their investment intent, including representations that the investors did not have any agreement or understanding, directly or indirectly, with any person or entity to distribute the shares.  Additionally, each of the Investors represented and warranted that it was neither a broker-dealer nor an affiliate of a broker-dealer.  The terms of the Transaction do not include any price “re-sets”, floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “extreme convertible” transactions.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
May 19, 2011

Application of Rule 415 and Interpretation 612.09

Rule 415 under the Act permits the registration of offerings on a delayed or continuous basis if “[t]he registration statement pertains only to . . . [s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  See Rule 415(a)(1)(i) under the Act.  In Interpretation 612.09 (the “Interpretation”) of the Staff’s Compliance and Disclosure Interpretations (“CDI”), the Staff sets forth a detailed analysis of the relevant factors that should be examined when determining whether the offering is by or on behalf of a person other than the registrant.  The Interpretation provides that:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Interpretation acknowledges that the question of whether a purported secondary offering is really a primary offering is a “difficult factual one” and that consideration should be given to “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Transaction.  Based on an analysis of the specific factors listed in the Interpretation and all the circumstances of the Transaction, we respectfully submit that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

A.

How long the selling shareholders have held the shares

Presumably, the longer shares are held, the less likely it is that the selling shareholders are acting as a mere conduit for the Company.  Here, the selling shareholders have held the shares since December 24, 2010, or approximately 143 days from the date of this letter.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
May 19, 2011

Furthermore, the investors made typical “investment intention” representations and warranties in their respective Subscription Agreements to the effect that they were acquiring the shares for investment purposes only and not with a view to or for the purposes of distributing or reselling the shares.  Finally, under all available Staff guidance, the selling shareholders in the Transaction have held the shares long enough to confirm that the selling shareholders are not acting as a conduit for the Company.

For example, in the Staff’s CDI Interpretation 116.19 (the “PIPE Interpretation”) the Staff indicates that:

In a PIPE transaction, the company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities … to the investor, and the investor is at market risk at the time of filing of the resale registration statement.  The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.  When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPEs analysis applies to the convertible security, not to the underlying common stock.  There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied.  For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions.  The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registrations statement.

 As the PIPE Interpretation suggests, a company may register a secondary offering immediately following a PIPE transaction. Since no holding period is required for a PIPE transaction to be a valid secondary offering, a holding period of 143 days must also be sufficient for a valid secondary offering.  Additionally, the Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering.  Based on an analysis of the available guidance, we respectfully submit that a holding period of 143 days in a valid PIPE transaction, especially when combined with the investment intention representations and warranties in the Subscription Agreements, clearly demonstrates that the selling shareholders are not acting as a mere conduit for the Company.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
May 19, 2011

B.

The circumstances under which they received them

Of the securities covered by the Registration Statement, 32,162,465 were issued in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D promulgated thereunder.  The Transaction does not contain any “toxic terms” that merit any special concerns by the Staff.  Each of the investors in the Transaction specifically represented to the Company that the investor did not have any agreement or understanding, directly or indirectly, with any person or entity to distribute the shares.  Furthermore, given that the average daily trading volume of the Company’s common stock is approximately 15,000 shares, each of the investors recognized that the investors must be willing to hold the shares for an extended period of time.  The remaining 2,500,000 shares are shares owned by an unaffiliated holder of convertible debt of the Company.  This debtholder negotiated its registration rights separately from the investors in the Transaction.

As is customary in PIPEs, the investors negotiated for and received registration rights with respect to the shares and required that the Registration Statement be effective within 120 days following the date of the filing of the Registration Statement.  The registration rights were not granted for the purpose of conducting an indirect primary offering and do not evidence an intent by the investors to quickly distribute their respective shares to the public.  In addition, there were approximately 75 purchasers of shares and warrants in the Transaction, which relatively large number, given the size of the Transaction, we believe indicates strongly against any inference of a coordinated plan of distribution as would be found in an indirect primary offering, or that such a large number of purchases comprised a mass aggregation of “conduits for the issues.”  To the contrary, the Company believes that this large number of purchasers brought to the Company through the efforts of a placement agent, creates a strong inference of disparate purchasers buying with investment intent in a Transaction in which shares and warrants came to rest with these purchasers.

Given the nature of the Transaction and the clear intent of the investors, we submit that the circumstances under which the investors received the shares demonstrate that the transaction described herein is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

C.

Their relationship to the issuer

Other than the debtholder of the convertible debt, the investors in the Transaction had no relationship with the Company prior to their investment in the Transaction.  All of the investors are long-term buy and hold investors who performed significant, fundamental due diligence on the Company prior to making their investment.  Again, there is no basis for believing that the investors do not have the intention or ability to hold their shares for an indefinite period.

D.

The amount of shares involved

The Registration Statement, as amended, relates to the resale of up to 34,662,465 shares of the Company’s common stock owned by the selling shareholders, including up to 10,720,821 shares of the Company’s common stock upon exercise of certain warrants held by the selling

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
May 19, 2011

shareholders.  As of April 8, 2011, the Company had 75,520,675 shares of common stock outstanding.

The Company recognizes that the Registration Statement relates to the resale of more than thirty-three percent of the outstanding shares of common stock.  Nevertheless, the overall intent of the Transaction, the lack of any toxic terms, and the nature of the investors clearly suggest that the selling shareholders are not acting as a conduit for the Company.  Under several analogous circumstances, the Staff has approved holders of more than one-third of a company’s public float to effect a valid secondary offering.  For example, Interpretation 612.12 of the CDI describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Similarly, Interpretation 216.14 provides: “Secondary sales by affiliates may be made under General Instruction 1.B.3. to Form S-3, even in cases where the affiliate owns more than 50 percent of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter on behalf of the issuer.”

 The Interpretation, as well as the additional guidance discussed above, clearly articulates that the amount of shares involved in the Transaction is only one factor to be considered by the Staff in applying Rule 415.  Indeed, the Company respectfully submits to the Staff that regardless of the amount of shares being registered, it believes that the proper inquiry regarding whether an offering is a valid secondary offering or an indirect primary offering is whether the offering contemplates the resale of securities acquired from the Company by legitimate investors or whether the offering is made by selling shareholders who are acting as underwriters of, or a conduit for, a public offering by the Company.  In that light, and notwithstanding the relatively large number of shares covered by the Registration Statement, there is no support for the proposition that the selling shareholders are acting as an underwriter on behalf of the Company.  Therefore, the Company respectfully submits that it is appropriate to register the offering pursuant to the Registration Statement as a valid secondary offering.

E.

Whether the sellers are in the business of underwriting securities

The selling shareholders are not in the business of underwriting securities.  Section 2(a)(11) of the Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”  As stated above, each of the investors in the Transaction specifically represented to the Company that the investor

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
May 19, 2011

did not have any agreement or understanding, directly or indirectly, with any person or entity to distribute the shares.  Therefore, the Company has concluded that the facts support a determination that the selling shareholders did not acquire securities from the Company with a view to distribution, and are not offering or selling for the Company in connection with a distribution, and that they are not in the business of underwriting securities.

F.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

As described in detail above, the selling shareholders are not engaging in a distribution and are not acting as conduits for the Company.  Each investor in the Transaction represented to the Company that the investor purchased the securities for such investor’s own account for investment, has held their securities for 143 days, and has specifically disclaimed any intent to distribute their shares and, given the average trading volume of the Company, will be required to hold their shares for an extended period of time.  The Company engaged a placement agent to assist it in the Transaction.  The placement agent placed the shares with a significant number of investors.  The number of shares covered by the Registration Statement was reasonable in relation to other transactions that have been approved by the Staff.  The selling shareholders are not in the business of underwriting securities.  In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion

For all of the foregoing reasons, we believe that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Cautionary Note Regarding Forward-Looking Statements, page 9

2.

We note your statement under this heading that the prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  We also note your disclosure elsewhere in the filing that your common stock is considered “penny stock” under the Exchange Act.  Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by companies that issue penny stock.  Please either delete any such references or make clear that the safe harbor does not apply to your company.

Response:

We have revised our disclosure in the Registration Statement to address this comment.  Please see the revised disclosure on page 9 of the Registration Statement.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
May 19, 2011

Principal and Selling Shareholders, page 44

3.

Please disclose whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Response:

Each of the selling shareholders has advised the Company that it is not a broker-dealer or an affiliate of a broker-dealer.

Item 16, Exhibits and Financial Statement Schedules, page II-9

4.

Please have counsel revise its opinion to distinguish between the outstanding shares to be sold by selling shareholders, and the shares to be sold by selling shareholders issuable upon the exercise of warrants.  In this regard, it is inappropriate for counsel to opine that currently outstanding shares “will be” validly issued, fully paid and non-assessable.

Response:

Our counsel has revised its opinion to address this comment.  Please see the revised opinion filed as Exhibit 5.1 to the Registration Statement.

Please direct any questions that you may have with respect to the foregoing to Gregory Lindley at Holland & Hart LLP who may be reached at (801) 799-5829.

Very truly yours,

/s/ Rodney M. Tiede

Rodney M. Tiede

President and Chief Executive Officer

Enclosures

cc:

Reed L. Benson, Esq.

Gregory Lindley, Holland & Hart LLP